(formerly Crocodile Gold Corp.)

Annual Management Discussion & Analysis
As at and for the years ended December 31, 2015 and 2014

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated March 3, 2016 of Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (“Newmarket Gold”, “Newmarket”, or the “Company”) provides a discussion of the Company’s consolidated financial position and the results of its consolidated operations for the year ended December 31, 2015. This MD&A should be read in conjunction with Newmarket Gold’s audited consolidated financial statements and related notes for the years ending December 31, 2015 and 2014, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). This document should also be read in conjunction with the risk factors described in the “Risk Factors” section at the end of this MD&A. All amounts are presented in United States dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Additional information including the audited annual financial statements for the year ended December 31, 2015 and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Newmarket Gold Inc. profile at www.sedar.com.

Certain non-IFRS measures are included in this MD&A, including operating cash cost per ounce, all-in sustaining costs (“AISC”) per ounce, and operating cash cost per tonne milled in Australian dollars. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. Newmarket Gold believes that these measures, in addition to that information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

COMPANY OVERVIEW

Newmarket Gold is a Canadian-listed gold mining, development and exploration company with three 100% owned operating mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine in the state of Victoria and the Cosmo Gold Mine in the Northern Territory. The Company also owns the title to a mining lease in Point Leamington, located in north-central Newfoundland, Canada. The Company is based on a strong foundation of quality gold production from its three Australian mines, with over 200,000 ounces of gold produced annually. Newmarket Gold is dedicated to the developent of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base. Newmarket Gold also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Newmarket Gold’s common shares, unsecured convertible debentures and share purchase warrants trade on the Toronto Stock Exchange (“TSX”) under the symbols “NMI”, “NMI.DB” and “NMI.WT”, respectively. Further information about Newmarket Gold can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com and on the Company’s website at www.newmarketgoldinc.com.

CORPORATE DEVELOPMENTS

On July 10, 2015, Newmarket Gold completed a plan of arrangement (the “Transaction”, or the “Arrangement”) involving then TSX-V listed Newmarket Gold Inc. (“Newmarket”) and TSX-listed Crocodile Gold Corp. (“Crocodile Gold”), pursuant to which Newmarket and

Crocodile Gold combined to create a new 200,000 ounce plus gold producer well position to execute a strategy of growth through the consolidation of high quality gold assets in the world’s most desirable mining jurisdictions. Under the terms of the Transaction, each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share. Each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold share of 0.2456 common shares of Newmarket Gold, or C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a C$25 million subscription receipt financing completed by Newmarket prior to the completion of the Transaction. Further details of the Arrangement are outlined below under the section “Transaction with Crocodile Gold Corp.”

On February 16, 2016, the Company provided notice to the holders of its convertible unsecured debentures (the “Debentures”) that on

March 30, 2016, it intends to redeem in full all of its outstanding Debentures by issuing common shares of the Company. All accrued and unpaid interest up to, but not including, the redemption date, will be settled in cash. Debenture holders will continue to have the right until March 29, 2016 to convert their Debentures into common shares at the existing conversion price. Further details have been incldued below under the section “Convertible Unsecured Debentures”.

Subsequent to year-end, the Company received $5.1 million in proceeds on the exercise of 4,250,769 share purchase warrants, resulting in the issuance of a corresponding number of common shares from the Company’s treasury. The combination of proceeds from the warrant exercise, the Company’s cash on hand at December 31, 2015 of $36.5 million and the redemption of all outstanding Debentures has provided Newmarket Gold with an exceptionally strong balance sheet to start 2016, and will essentially be debt free by Q1 2016.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	1

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS SUMMARY – For the period ended December 31, 2015

Financial Results
(in thousands, except per share and per ounce amounts)	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue ($)	58,383	69,783	257,988	282,739
Cost of operations, including depletion and depreciation ($)	(49,669)	(56,511)	(197,412)	(241,458)
Mine operating income ($)	8,714	13,272	60,576	41,281
Net (loss) income ($)	(20,238)	10,760	(2,788)	19,952
Net (loss) income per share ($/share) – basic and diluted *	(0.15)	0.09	(0.02)	0.17
Cash generated from operating activities ($)	10,594	25,281	76,497	74,157
Capital investment in mine development, property, plant and equipment ($)	10,870	15,286	55,282	66,742
Average realized gold price per ounce ($)	1,117	1,202	1,156	1,268
Average quoted gold price per ounce ($)	1,108	1,201	1,160	1,266
Operating cash costs per ounce sold ($)	742	793	704	905
All-in sustaining cash costs per ounce sold ($)	995	1,098	987	1,236

*Pre-Transaction net (loss) income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456.

Operational Results	Q4 2015	Q4 2014	FY 2015	FY 2014
Ore Milled (t)	586,940	648,581	2,326,295	2,610,223
Grade (g/t Au)	3.30	3.21	3.38	3.08
Recovery (%)	84.0	85.4	86.2	84.6
Gold Oz Produced	53,179	58,796	222,671	222,312
Gold Oz Sold	52,290	58,070	223,258	222,903

ANNUAL HIGHLIGHTS

•

A New High-Quality Gold Producer: In July 2015, Newmarket Gold Inc. completed a plan of arrangement with Crocodile Gold, establishing a new 200,000-plus ounce gold producer well positioned to execute a disciplined growth consolidation strategy.

•

Record Gold Production: Record gold production of 222,671 ounces exceeded the top end of its 2015 production guidance range, and represented a third consecutive year of record production. Led by the Company’s flagship Fosterville Gold Mine which achieved record production of 123,095 ounces, driven by record grade and recoveries of 6.11 g/t and 88.5%, respectively.

•

Decreasing Costs: Record low consolidated operating cash costs per ounce sold of $704, down 22.2% from $905 per ounce sold in 2014, in-line with guidance of $700 to $750 per ounce sold. Record low consolidated all-in sustaining cost ("AISC") per ounce sold of $987, down 20.1% from $1,236 per ounce sold in 2014, in-line with guidance of $970 to $1,020 per ounce sold.

•	Record Operating Cash Flow: Operating cash flow was a record $76.5 million, up 3.2% year-over-year from $74.2 million in 2014, despite a 9% lower average realized gold price.
•

One-Time Costs Impact Net Income: Net loss for 2015 of $2.8 million or $0.02 per share, which includes a non-cash impairment charge of $26.5 million relating to Cosmo and Northern Territory assets accounting for a $0.21 per share loss, and Arrangement transaction costs of $17.0 million accounting for a $0.14 per share loss. After excluding the impairment and transaction costs of $43.5 million, adjusted net income was $40.7 million, or $0.32 per share. Net income for 2015 also includes significant exploration and evaluation spending of $12 million.

•

Strong Financial Position: The Company ended 2015 with $36.5 million in cash and a significantly stronger working capital position of $22.3 million, compared to working capital of $12.6 million at December 31, 2014. Newmarket Gold enters 2016 with another year of strong production and low cash cost guidance, and will essentially be debt-free after the redemption of its outstanding Debentures on March 29, 2016. Combined with the proceeds of $5.1 million received on the exercise of warrants, the Company moves forward with an exceptionally strong balance sheet.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	2

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

ANNUAL FINANCIAL REVIEW

Newmarket Gold achieved a third consecutive year of record consolidated gold production with 222,671 ounces produced compared to 222,312 ounces in 2014. Total revenue of $258.0 million was generated from a total of 223,258 ounces of gold sold, representing an 8.8% decrease from 2014. The slightly higher gold sales achieved in 2015 compared to the previous year were more than offset by a

9.0% drop in the Company’s average realized gold price to $1,156 per ounce from $1,268.

Mine operating income for 2015 was $60.6 million, a 47% increase from the previous year as the reduction in revenue was more than offset by a $47.2 million reduction in operating costs across the Company, representing a decrease of 23% from 2014. A portion of this decrease was the result of the 16.7% weakening of the Australian dollar relative to the US dollar, however the remaining portion is indicative of the Company’s efforts to reduce and contain costs and improve productivity in a sustainable way. Both Fosterville and Stawell negotiated savings in power over 2014, and all sites achieved savings on diesel and fuel, both from the lower market price and a group tendered contract. Reduced costs at Cosmo reflected lower tonnes during the year, but also savings on cyanide and other reagents, and the consolidation of camps. Stawell operating costs were lower as a result of staff restructuring to reflect the scale of the operation, savings in consumables, and also the reallocation of development to capital as it now provides mine access in future periods.

The aforementioned items combined with an increasing grade and recovery profile driven by Fosterville, compared to the prior year, have resulted in record low operating cash costs per ounce of $704, down 22% from $905 per ounce in 2014. Operating cash costs were in line with the lower end of the 2015 consolidated operating cash cost guidance range, and represents a third consecutive year of decreasing operational cash costs, both on a total and per ounce basis.

Depreciation and depletion was consistent from 2014 to 2015, as the impact of increased depreciation and depletion from higher carrying values, especially at Fosterville and Stawell, and higher ounces mined at Fosterville, was offset by the impact of foreign exchange.

The net loss for 2015 was $2.8 million or $0.02 per share, compared to net income of $20.0 million in 2014, or $0.17 per share. The net loss for 2015 was impacted by a non-cash impairment charge of $26.5 million recorded against the carrying value of Cosmo, related plant and equipment and non-core properties, reflecting the significant production challenges experienced by Cosmo for most of 2015 and the lower production profile moving forward. This charge reflects a per share loss of $0.21 per share. The 2015 net loss was also impacted by $17.0 million in Transaction costs, which accounted for a loss of $0.14 per share. Net of the aforementioned items, adjusted net income for 2015 was $40.7 million, or $0.32 per share. Net income in 2014 was impacted by the a $8.4 million reversal of impairment on the Fosterville Gold Mine, as a result of significant resource growth and the increase in the projected gold price in Australian dollar terms. This was offset by a loss on the revaluation of the contingent liability with AuRico Gold Inc. of $9.7 million, such contingent liability having been terminated in early 2015.

Notably the net loss for 2015 also includes the impact of $12.0 million in exploration and evaluation expenditures, which resulted in key discoveries across the Company’s operations that provide the potential to increase near-term resources. This represents a significantly higher investment than the 2014 expenditure of $2.5 million.

General and administrative costs increased $0.7 million compared to 2014, reflecting Newmarket Gold’s increased corporate capacity as a result of the Arrangement with Crocodile Gold, and increased capital markets activity. The increased capacity will allow Newmarket Gold to implement its strategy of disciplined growth through internal projects and external acquisitions, all while maintaining a commitment to shareholder value as demonstrated by its peer-leading general and administrative expense on a per ounce basis. Higher share-based compensation year over year is also reflective of this increased capacity, and also includes the impact of the immediate vesting of pre-Transaction Crocodile Gold stock options.

During the fourth quarter of 2015, the Company recognized a deferred tax recovery of $3.8 million, compared to a deferred tax expense in the comparable quarter of 2014. The recovery largely recognizes the increased value of non-capital losses relating to its Victorian assets, as Fosterville continues to achieve record production and low cash cost results, and the Australian dollar gold price continues to remain strong due to the weakness in the Australian dollar relative to the US dollar.

Cash Flow

Based on record consolidated production and decreasing operating cash costs, the Company generated a record $76.5 million in cash from operating activities in 2015, up 3.2% from $74.2 million in 2014, despite a 9.0% decrease in the realized gold price from the previous year. Operating cash flow also reflects the Company’s $12.0 million expenditure in growth programs to drive near-term resource growth, in addition to Arrangement transaction cash costs of $3.6 million.

During 2015, Newmarket Gold invested $42.9 million into mine development, which includes underground development and resource definition. Mine development was largely focused at Fosterville to access lower levels of the Phoenix and Lower Phoenix areas of the mine, and at Cosmo to access Mining Block 8. Stawell also incurred $1.3 million of mine development, notable as this represents visibility into future periods (all development being previously expensed). The Company also spent a further $12.3 million on property, plant and equipment, which included a primary ventilation upgrade at Fosterville, the construction and commissioning of TSF4 at Fosterville and the strategic acquisition of land for potential future tailings storage. Plant and equipment spending at Cosmo and Stawell mainly related to underground infrastructure and surface and mill maintenance, noting Cosmo is a contract mining operation. Overall capital expenditures were consistent year over year, with the decrease reflective of the weaker Australian dollar.

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ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

As a result of the lower capital expenditures and the significant reduction in operating cash costs per ounce, Newmarket Gold achieved record low all-in sustaining cash costs of $987 per ounce, a 20% decrease from $1,236 per ounce in 2014. Importantly, the improved all-in sustaining cost per ounce profile reflects an appropriate level of capital investment to ensure the sustainability of the operations, while being disciplined in our allocation of capital.

Investing activities in 2015 also critically reflect the one-time payment of $16.7 million (C$20.0 million) to terminate the net free cash flow sharing arrangement between the Company and AuRico Gold Inc. As part of the termination, the Company also granted a 2% net smelter royalty on the Fosterville Gold Mine, effective as of January 14, 2015, and a 1% net smelter royalty over the Stawell Gold Mine, which commenced January 1, 2016. As a result, the Company now retains all free cash flows generated from the Fosterville and Stawell Gold Mines, which in 2015 amounted to approximately $39.5 million, net of all capital expenditures and capital lease repayments, and royalty payments.

Financing activities in 2015 related mainly to the ongoing payment of interest on the convertible debentures and the repayment of capital lease obligations. The Company also effected a one-time share purchase of $15.8 million Crocodile Gold shares as part of the Transaction, which was funded from a C$25 million subscription receipts financing completed as a condition to the Transaction.

Financial Position

At December 31, 2015, the Company had a cash balance of $36.5 million, a slight decrease from the December 31, 2014 cash and gold bullion balance of $37.1 million. The ending cash balance for 2015 reflects significant investments by the Company, including a onetime $16.7 million payment to terminate the cash flow sharing agreement with AuRico Gold Inc., growth expenditure of $12.0 million to expand the Company’s resource base, and Arrangement cash transaction costs of $3.6 million. The year-end cash balance is also comparatively impacted by the translation to US dollars at an 11% weaker exchange rate.

As at December 31, 2015, Newmarket Gold’s working capital was $22.3 million, reflecting the impact of strong cash flows from its mine operations, which enables the Company to fund the aforementioned payments all the while strengthening working capital. The redemption of the outstanding Debentures in Q1 2016 through the issuance of common stock in the Company (see the “Corporate Developments” section above) will further improve the working capital position of the Company, which will essentially be debt-free as of Q1 2016. This position has been further bolstered by the receipt of $5.1 million in proceeds on the exercise of share purchase warrants.

Foreign Exchange

Newmarket Gold has generally benefited from the significant drop in the Australian dollar exchange rate, which has markedly increased the gold price in Australian dollar terms (the functional currency of its operations) while having the effect of lowering cash costs in US dollar terms. Since January 1, 2016 to the date of this MD&A, the Australian denominated gold price has traded at an average of A$1,633 and has exceeded A$1,700 on many occasions.

The Australian dollar closed at $0.7285 on December 31, 2015, down 10.8% from December 31, 2014. During Q4 2015, the average quarterly exchange the rate declined 15.8% compared to Q4 2014, which accounted for a large portion of the decrease of operating and all-in sustaining cash costs per ounce sold, accompanying the reduction in local currency costs achieved through cost reduction and productivity initiatives.

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ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

FOURTH QUARTER FINANCIAL REVIEW

•	Production of 53,179 ounces represents the tenth consecutive quarter of consolidated gold production above 53,000 ounces
•

Fosterville produced 31,519 ounces on grade of 6.33 g/t and recovery of 86.3% as it continues to benefit from high-grade mill feed from Lower Phoenix east dipping structures, including the Eagle Fault discovery

•	Operating cash flow of $10.6 million based on revenues of $58.4 million from 52,290 ounces of gold sold
•	Consolidated operating cash cost per ounce sold $742, down 6.4% from $793 per ounce sold in Q4 2014, with AISC of $995 per ounce sold, down 9.4% from $1,098 per ounce sold in Q4 2014
•	Strong financial position to end 2015 comprised of $36.5 million cash and working capital of $22.3 million

Gold production for Q4 2015 was down 9.6% compared to the prior year, despite a 2.8% increase in average consolidated mill grade, mainly driven by a 9.5% decrease in tonnes mined compared to Q4 2014. Both Cosmo and Stawell delivered comparatively lower tonnes, which were accompanied by lower grades, and additionally lower than expected recovery rates at Cosmo. The lower tonne profile on a year over year basis also reflects the decreased tonne profile at Fosterville from the Phoenix and Lower Phoenix areas of the mine, however that was more than offset by the increased grade profile, which saw Fosterville post a quarterly grade of 6.33 g/t in the last quarter of 2015, the second highest after Q3 2015.

Gold ounces sold in Q4 2015 were 52,290 ounces, a 10% decrease compared to the same period in 2014, resulting in a decline in total revenues of 16.3% to $58.4 million compared to Q4 2014. The period was also impacted a 7.1% decline in the average realized gold price per ounce to $1,117, down from $1,202 in the corresponding period in 2014.

Total operating expenses decreased 17.3% compared to Q4 2014, largely due to the effect of a 15.8% decrease in the value of the Australian dollar relative to the US dollar compared to the prior year period. Further reductions in operating costs were driven by lower physical performance at Cosmo and the capitalization of development costs at Stawell. Consolidated operating cash costs per ounce sold decreased 6.4% to $742 from $793 per ounce sold in the prior year. Of note, Fosterville’s operating cash cost per ounce decreased 18.1% over the same period to $511, aided by the lower average Australian dollar exchange rate, but also reflecting its increasing grade and recovery profile. On a consolidated basis, this was offset by the impact of grade and recovery challenges at Cosmo on its operating cash costs per ounce.

Depreciation and depletion increased a modest $0.4 million, with increased underlying depreciation at Fosterville (higher carrying values, greater ounce production) and higher depreciation at Stawell (higher carrying values due to increased mine development in 2015) was tempered on translation by the weaker Australian dollar. Overall, mine operating income was $8.7 million in Q4 2015, down 34.3% compared to Q4 2014, as a result of lower ounces sold and a lower average realized gold price, which was only partially offset by a decrease in operating costs.

Net loss for Q4 2015 was $20.2 million or $0.15 per share, compared to $10.8 million in Q4 2014, or $0.09 per share. The net loss in the quarter was impacted by the non-cash impairment charge of $26.0 million recorded against the carrying value of Cosmo and related plant and equipment. This charge reflects a per share loss of $0.19 per share. After excluding the impact of the impairment charge, adjusted net income was $5.8 million, or $0.04 per share.

Net income in the most recent quarter was also impacted by the Company’s decision to invest into its growth programs to drive near-term resource growth. In Q4 2015, the Company spent $4.8 million on exploration and evaluation projects, as opposed to just $0.6 million in the same quarter of 2014. These programs include the north and south Lower Phoenix drill programs and Harrier drill platform at Fosterville, additional drilling at Aurora B at Stawell, and Cosmo Deeps and Esmeralda drill programs in the Northern Territory.

General and administrative costs increased $0.2 million from 2014, reflecting Newmarket Gold’s increased corporate capacity and capital markets activity. The increased capacity is also reflected in the comparably higher share-based compensation.

During the fourth quarter, the Company also recognized a deferred tax recovery of $5.3 million, compared to a deferred tax expense in the prior quarter of 2014. This mainly reflected the recognition of non-capital losses relating to its Victorian assets due to strong performance at Fosterville and the continued strength of the Australian dollar gold price.

Cash Flow

Cash generated from operating activities was $10.6 million in Q4 2015, a 58.1% decline compared to Q4 2014. Operating cash flow was impacted by reduced gold sales and a lower relative gold price environment, which was only partially offset by the decrease in total operating costs. Cash generated from operating activities also reflects the ongoing expenditure of $4.8 million into growth programs during the quarter.

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ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

The Company invested $8.8 million in mine development during Q4 2015, including $5.8 million at Fosterville and $2.8 million at Cosmo for underground development and resource definition drilling. In addition the Company invested $2.1 million into plant and equipment. Capital expenditures were lower compared to the corresponding quarter of 2014, due to a focus on growth programs and the weaker Australian dollar. As a result of lower operating cash costs, an increasing grade and recovery profile at Fosterville, and the weakened Australia dollar, all-in sustaining cash costs decreased 9.4% to $995 per ounce sold, compared to $1,098 in Q4 2014.

COMPANY OUTLOOK AND STRATEGY

In 2016, Newmarket Gold remains an established 200,000 ounce plus gold producer well positioned to execute a strategy of growth through consolidation of high quality gold assets in the world’s most desirable mining jurisdictions. Newmarket Gold’s strong senior management team, proven operating team, and a board of directors with tremendous industry experience, are all focused on creating substantial shareholder value through continued safe and sustainable operating performance from its three existing operations and through a disciplined approach to growth.

Newmarket Gold announced 2016 consolidated production guidance of between 205,000 and 220,000 ounces from all three operating mines. Following a record 2015, the flagship Fosterville Gold Mine is expected to comprise at least 53% of total production in 2016 as it continues to benefit from high-grade east dipping structures in the Lower Phoenix, including the high-grade Eagle Fault discovery. The Company also provided guidance ranges for operating cash costs of $650 - $725 per ounce sold and AISC of $950 - $1,025 per ounce sold. Cash costs guidance for 2016 reflects an increasing grade and recovery profile, the impact of the weakening Australian dollar and continued focus on cost management.

Capital expenditures for 2016 are expected to be in the range of $50-$57.5 million. Significant capital items at Fosterville include approximately $11.5 million of resource definition, with the aim of accelerating resource conversion to reserves, and approximately $3.2 million in fleet replacement and refurbishment. Fosterville is also spending $0.4 million to install a gravity recovery gold circuit, expected to be operating in Q2 2016, which will enable better recovery of visible gold. Relatively lower spending at Stawell will include some capital development, surface maintenance and investment into mobile equipment to maintain sustainability of the fleet. Cosmo’s capital expenditures are largely related to underground development and resource definition, and some surface maintenance and underground infrastructure.

Management also remains committed to progressing several exciting growth programs, following on the success of the 2015 exploration program. The Company expects to spend approximately $5 - $10 million on those targets in its growth project pipeline that can have a significant positive impact on ongoing operations. These include the completion of the Harrier drill drive at Fosterville to allow drilling of the Lower Phoenix system, on-going extensional drilling programs at Aurora B, and drill programs and related development drives at Cosmo for the Sliver and Cosmo Deeps footwall areas, and further drilling in the Western Lode. Management continues to take a disciplined approach to growth expenditure, ensuring programs have clear near-term upside, while being sensitive to prevailing gold prices and its impact on the free cash flow generation of the mine operations

Production and Cash Cost Guidance for Fiscal 2016

	Fosterville	Cosmo	Stawell	Consolidated

Gold Production (ounces)	110,000 – 120,000	60,000 – 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per Ounce(1)	$500 – $575	$720 - $795	$900 - $975	$650 - $725
AISC per Ounce(1)				$950 - $1,025

Sustaining Capital Expenditures	$37.5 - $42.5	$10 - $12	$2.5 - $3.0	$50 - $57.5
Growth Expenditures				$5 - $10
Corporate General and Administrative				$5 - $6

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian to US dollar exchange rate of $0.75.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	6

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

GOVERNANCE

Newmarket Gold aspires to zero harm to employees, the environment, and to local communities. The Company strives to minimize and mitigate risks inherent in our mining operations in a sustainable manner, and recognizes that community engagement is critical to sustainability. Zero harm is our goal. Ultimately the success and sustainability of our business will be earned by minimizing risks, minimizing negative impacts, and full engagement of our various communities.

Employee Health and Safety

Newmarket Gold works to achieve zero harm by creating a safe work environment for all of our staff, contractors and consultants. The Company strives to be among the safest mine operators in each of our operational jurisdictions. Wherever we operate, we will develop, implement and maintain an integrated health and safety management system that drives continuous improvement.

The Company tracks the following consolidated safety statistics in the table below. Total recordable time injuries reflects all reported incidents, including LTI’s, medically treated injuries, and alternative duty events. Frequency rates are monitored on a 12 month rolling average, and presented on a per 200,000 man hour basis.

	Q4 2015	Q4 2014	FY 2015	FY 2014
Lost Time Injuries (“LTI’s”)	5	3	22	20
Lost Time Injury Frequency Rate (“LTIFR”)*			2.43	2.24
Total Recordable Time Injury Frequency Rate (“TRIFR”)*			10.49	6.28

Newmarket Gold has engaged an independent external consultant to review the Company’s health and safety systems. In addition to Company-wide initiatives to improve the health and safety culture and results, each site has implemented local programs including safety audits, focused sessions on frequent injuries, site cross-training, and leadership development.

Environment

Newmarket Gold’s vision is to integrate and promote sustainability into all facets of the Company through implementation of environmentally responsible practices throughout every level of our business. Newmarket Gold believes that effective environmental management is paramount to a successful future. There were no material breaches of mine license or work plan conditions during 2015 at any of the Company’s mining operations. All incidents were reported to regulators in a timely manner and impacts, if any, were rectified appropriately.

During 2015 Fosterville continued to address a 2013 incident where overspray from a carbon-in-leach evaporation system caused salt damage on adjacent land. In October of 2015, a regulatory hearing concluded that Fosterville would not be charged for the incident but ordered to make a donation to the local municipal counsel and reimburse the regulatory body for legal costs related to the inquiry. The impacted land was acquired in Q3 2015 as it has strategic value to the Company for future tailings storage purposes.

At Cosmo, management continues to work with regulatory agencies with respect to safety and environmental issues, with current focus on water treatment at Cosmo and Brock’s Creek. Rehabilitation works of approximately $1.14 million were completed on past producing properties including mine infrastructure areas and Rising Tide Pits, with seeding occurring prior to the wet season to maximise vegetation establishment.

Stawell continues to implement recommendations relating to an environmental audit in 2014 relating to the off lease detection of thiocyanate in ground water in immediate proximity to its tailings facility. In Q3 2015, Stawell submitted a remediation feasibility study to the regulatory authorities, which recommended remediation by hydraulic containment (capture and treat) through an increased bore network or trenches. Following on from the feasibility study and with direction from the regulator, Stawell has progressed remediation works including the recent installation of four new monitoring bores and the installation of an additional extraction bore.

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ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF MINING OPERATIONS – For the period ended December 31, 2015

FOSTERVILLE GOLD MINE

Operational Results

	Q4 2015	Q4 2014	FY 2015	FY 2014
Capital Development (m)	741	992	3,926	4,364
Operating Development (m)	972	896	3,559	3,176
Ore Mined – Underground (t)	172,981	185,750	704,211	786,382
Ore Mined – Head Grade (g/t Au)	6.38	5.27	6.11	4.56
Ore Milled (t)	179,450	190,823	703,787	814,837
Grade (g/t Au)	6.33	5.26	6.11	4.62
Recovery (%)	86.3	88.5	88.5	86.4
Gold Oz Produced	31,519	29,045	123,095	105,342
Gold Oz Sold	30,757	28,703	123,898	103,538

Mine Production and Processing – Fosterville achieved a record gold production of 123,095 ounces in 2015, a 17% increase compared to the same period in 2014, as a result of record annual mill grade of 6.11 g/t and record recoveries of 88.5% . The most recent quarterly production of 31,519 ounces also marked the second highest quarter for production in Fosterville’s history, following the mine’s record Q3 2015 performance of 32,793 ounces produced. The lower tonne profile at Fosterville for both the quarter and the year, compared to 2014, reflects a lower contribution from Harrier and a proportionately larger contribution from the Central and Phoenix lodes, including the higher grade Lower Phoenix area which includes the visible gold-bearing Eagle Fault.

Mine production during Q4 2015 resulted in 172,981 mined tonnes at an average grade of 6.38 g/t, comparing well to Q3 mine production of 174,368 tonnes at 6.65 g/t. Compared to Q4 2014, grade increased nearly 21%, driven by continued high-grade stope production on multiple levels in the Lower Phoenix area where both higher grade west and east-dipping lenses were extracted. Additionally, grade was also positively impacted by a decreasing contribution from the Harrier zone. Mine development advanced at an average monthly rate of 571 metres during Q4 2015, slightly behind Q3 2015 and consistent compared to Q4 2014. In addition to 1,713 m total development during the quarter, an additional 175 m of growth development was advanced to extend a drill drive off of the Harrier decline to establish a platform for drilling into the Central and Phoenix areas. The development profile for the rest of 2016 is expected to focus on the Phoenix and Central areas, particularly on capital development to access extensions to the resource.

Fosterville processed lower tonnes in 2015 compared to 2014, consistent with the updated mining profile which also drives higher grade to the mill. Fosterville processed 179,450 tonnes at an average grade of 6.33 g/t in the most recent quarter, with mill throughput driven by the availability of mine tonnes and a small decrease in ore stockpiles over the quarter. While grade remained strong, mill recovery of 86.3% was down from record levels in the third quarter (89.7%) due to the brief intake of black shale-associated ore early in the quarter, which impacted flotation recovery and then subsequently lower leach recovery occurred later in the quarter. The black shale is not expected to be a factor affecting recoveries going forward, and Fosterville expects to see improved recoveries heading into 2016 aided by the commissioning of the gravity circuit.

Resource Definition and Exploration Fosterville continues to produce extremely high-grade gold results, often containing visible gold, both in drill core and underground mine faces. The Lower Phoenix system is currently one area that is a major source of ore at Fosterville. During 2015, underground drilling programs using four underground diamond drills continued to focus on the definition and exploration of multiple near mine underground gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. The high-grade Eagle Fault was discovered earlier in 2015. Throughout the year, results from drilling targeting the Eagle Fault, and other structures, continued to intersect high-grade gold mineralization containing visible gold. This is encouraging as Eagle has strong potential to add to Mineral Reserves and Mineral Resources. (See Fosterville discussion for a summary of drilling highlights.)

All latest drill results reported to date at Fosterville are outside of the December 31, 2014 Measured and Indicated Mineral Resources and continue to support the potential for increased Mineral Resources and Reserves at Fosterville. An updated Measured and Indicated Mineral Resources will be released by the end of Q1 2016.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	8

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Fosterville reported significant new high-grade drill results in the fourth quarter from 60 drill holes, totaling 13,076 m focused on further defining near mine underground gold targets on the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Drilling results from high priority targets such as the Eagle Fault, continued to return high-grade mineralization containing visible gold. With these drill results, the dimension of the high-grade Eagle Fault was extended 100 m, currently measuring 600 m along strike, with an approximate vertical height of 290 m, and remains open for continued expansion down-plunge.

Refer to the press releases dated January 11, 2016, October 29, 2015, September 14, 2015 and July 27, 2015 for full details of the drill program and related discussion. Note that all drill intercepts are outside of the Mineral Resources reported at December 2014.

The new drill results represent a fourth consecutive quarter of high-grade gold discoveries and intercepts at Fosterville including the newly identified Eagle Fault and high-grade intercepts related to the previously discovered Lower Phoenix, East Dipping Faults and Kestrel structures. These drill results also represent the highest grades ever recorded at Fosterville and support the view that Fosterville’s grade profile will continue its increasing trend. An updated Mineral Reserves and Resources statement for Fosterville is expected by the end of Q1 2016 based on the drill results reported for the year ended December 31, 2015.

Financial Results

(in thousands, except per share and per ounce amounts)	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue	34,255	34,277	141,559	130,447
Operating costs including royalties	(15,720)	(17,922)	(63,972)	(76,392)
Depletion and depreciation	(7,861)	(8,376)	(28,185)	(31,103)
Mine operating income	10,674	7,979	49,402	22,952
Cash flow from operations	15,391	16,894	76,304	55,221
Capital investment in mine development and property, plant and equipment	7,410	9,318	37,847	42,763
Operating cash costs per ounce sold	511	624	516	737
All-in sustaining cash costs per ounce sold(1)	764	975	837	1,186
Operating costs per tonne milled in A$	A$116	A$110	A$116	A$104

(1) Excludes corporate general and administrative expenses

Revenue for 2015 increased 8.5% to $141.6 million, as the 16.9% growth in gold ounce production more than offset the lower average realized price in the past year compared to 2014. Revenue in the most recent quarter was flat compared to Q4 2014, the net result of a 7.2% year-over-year increase in ounces of gold sold to 30,757 ounces offset by a decrease in the average realized gold price. The increased gold sales were the result of significantly stronger comparative grades and recoveries, despite a lower mine tonnage profile.

Total operating costs in 2015, including royalties, decreased 16.3% compared to 2014, a notable achievement as the prior operating costs did not yet reflect the 2% NSR royalty with AuRico Metals which came into effect January 14, 2015. While the weakened Australian dollar impacted costs in US dollar terms, Fosterville also achieved real savings such as a decrease in power of 25% year over year, fuel and diesel prices, and reduced turnover and staffing. Comparatively, similar decreases were realized in the fourth quarter of 2015. Operating costs per tonne milled of A$116 in 2015 increased comparatively from A$104 for the year ended 2014, with a similar increase also noted for Q4. The increase in costs per tonne milled reflects the lower mine tonne profile of the mine as it focuses almost exclusively on the Central and Phoenix zones. The corresponding higher grades however have led to decreasing operating costs on a per ounce basis. The combination of higher grades and recoveries, lower costs and productivity gains, and the impact of a lower Australian dollar compared to the prior year period, have decreased operating cash per ounce by 30%.

Mine operating income for the year ended December 31, 2015 was $49.4 million compared to $23.0 million for the corresponding period of 2014, due to strong production and lower operating costs. Depreciation and depletion was down both on a quarterly and year-to-date basis, as the effect of the higher US dollar more than offset the impact of higher carrying values and increased ounces produced.

Fosterville generated cash flow from operations of $76.3 million in 2015, a 38.2% increase over 2014 despite a 9% decrease in the average realized gold price. Capital investment during the year was lower largely due to the net impact of the weakened Australian dollar, leading to a 29.4% decrease in all-in sustaining costs per ounce in 2015 when combined with the significant reduction in operating cash costs per ounce.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	9

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

COSMO GOLD MINE RESULTS OF OPERATIONS

Operational Results

	Q4 2015	Q4 2014	FY 2015	FY 2014
Capital Development (m)	353	485	1,595	1,872
Operating Development (m)	695	596	2,939	2,454
Ore Mined – Underground (t)	181,254	201,509	726,638	793,156
Ore Mined – Head Grade (g/t Au)	2.62	3.08	3.00	3.30
Ore Milled (t)	180,261	225,601	725,002	868,399
Grade (g/t Au)	2.56	3.05	2.99	3.14
Recovery (%)	86.9	90.9	90.7	88.9
Gold Oz Produced	12,898	20,112	63,255	77,740
Gold Oz Sold	13,951	19,835	62,969	80,127

Mine Production and Processing – Annual production of 63,255 ounces in 2015 was within the Company’s updated range of 60,000 to 65,000 ounces but fell short of initial expectations and guidance range of 75,000 to 85,000 ounces set at the beginning of 2015. Cosmo experienced challenges in Q2 2015 with the temporary loss of two underground loaders in remote working areas, which reduced fleet availability and impacted the mining plan. Equipment availability continued to be an issue into the third quarter, which was further impacted by changes in contractor manpower. The decreasing tonnes mined profile was reversed in Q4 2015, with improvements in both contractor performance and equipment availability. During Q4 2015, tonnes mined increased 10% to 181,254 from Q3 2015, at an average grade of 2.62 g/t, however still down 10% from the corresponding quarter in 2014.

Q4 2015 ounce production of 12,898 increased 2% from Q3 2015, however, upside potential during the quarter was limited due to significantly lower grade and recovery than was anticipated. Grade underperformed on two fronts, one being relative to the mine model in specific extremities of the ore body due to the density of data, and the second being dilution created from over break with the challenging ground conditions at depth along the F10 fault.

Contractor performance continues to improve and the development of Mining Block 8 has been completed which has enabled a focus on stoping activity. Development advanced well during the fourth quarter, with 1,048 m achieved in Q4 2015 compared to 1,081 m in Q4 2014. Capital development was 353 m and operational development was 695 m in Q4 2015.

Production from Cosmo is treated at the Company’s wholly owned Union Reefs mill, a carbon-in-leach processing plant with capacity to treat approximately 2 million tonnes of ore annually. Mill utilization was 36% in Q4 2015, with ore treated on a nine days on five days off continual roster to reduce costs due to ore availability relative to mill size. Mill utilization in the current quarter was also impacted by lower tonnes hauled from the Cosmo mine. Mill throughput of 180,261 tonnes in Q4 2015 was down significantly compared to Q4 2014, which benefited from the availability of a large stockpile of tonnes mined in Q3 2014. Mill recovery in the most recent quarter of 86.9% was lower than both year-to-date and prior year comparatives, due to the processing of carbonaceous material originating from the dilution coming from the F10 fault.

Looking forward to 2016, Cosmo is expected to produce 60,000 - 65,000 ounces representing management’s expectations for achievable and sustainable results from the current mine plan. As a result of the production challenges experienced at the Cosmo Gold Mine during 2015, and a lower production profile expected in 2016, the Company recorded an impairment charge of $25.5 million against the carrying value of Cosmo and related plant and equipment.

Resource Definition and Exploration – Cosmo operated 4 diamond drill rigs for most of 2015, achieving a total of 52,389 metres of drilling, with approximately 50% relating to grade control and resource definition drilling in the Eastern Lodes. The remaining drill metres were attributable to growth programs targeting the Western Lodes, the Sliver and Hinge areas, and the Lantern Target (formerly known as the Inner Dolerite and Inner Metasediments). These programs are discussed further below.

In the first half of 2015, Cosmo announced its Measured and Indicated Mineral Resources increased 7.8% year-over-year to 539,000 ounces of gold following successful exploration results in 2014 as discussed in the press release dated March 31, 2015. Cross-cutting faults have been identified at the southern and northern edges of the main eastern lode sequence. These faults have been shown to offset the main lodes and in some cases create repetition of the mineralization. Drilling results from 2015 following up on these results and other growth programs will be incorporated into an updated Mineral Reserves and Mineral Resources statement expected to be released by the end of Q1 2016.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	10

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results

(in thousands, except per share and per ounce amounts)	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue	14,514	24,004	73,695	101,841
Operating costs including royalties	(13,847)	(17,897)	(57,904)	(80,330)
Depletion and depreciation	(2,227)	(1,926)	(10,322)	(7,778)
Mine operating (loss) income	(1,560)	4,181	5,469	13,733
Cash flow from operations	(2,520)	5,575	6,106	18,806
Capital investment in mine development and property, plant and equipment	3,098	5,451	14,308	20,066
Operating cash costs per ounce sold	1,067	900	917	1,000
All-in sustaining cash costs per ounce sold(1)	1,315	1,185	1,154	1,263
Operating costs per tonne milled in A$	A$107	A$93	A$106	A$103

(1) Excludes corporate general and administrative expenses

The operational challenges experienced by Cosmo in 2015 resulted in a 27.6% decrease in revenues on a year over year basis, magnified by the lower realized gold price. Revenue in the most recent quarter was down significantly as lower grade and recoveries resulted in 30% less ounces sold.

Total operating costs decreased 28% compared to 2014, which is partly explained by the 16.7% weakening of the Australian dollar relative to the US dollar. Cosmo operates under a contract mining environment on a fixed and variable cost basis, consequently the lower tonnes mined had the effect of lowering absolute operating costs. Furthermore, operating costs have benefited from real cost savings through lower diamond drilling costs, the consolidation of two camps, a reduction in cyanide consumption and other reagents, and other benefits from tendered group supply contracts. This is demonstrated by the relatively flat operating cost per tonne in Australian dollars, coming in at A$106 in 2015 and A$103 in the previous year. Operating costs per tonne milled in A$ in the most recent quarter reflects the impact of fixed costs being spread over significantly less tonnes milled. On a per ounce sold basis, operating cash costs decreased 8.3% to $917 per ounce in 2015 compared to 2014, with the impact of the weakened Australian dollar offset by the lower production profile due to lower tonnes and grade.

The increase in depletion and depreciation is the result of the impact of the higher mine carrying value at December 31, 2015 compared to December 31, 2014. Mine operating income in 2015 was $5.5 million, a change of 60.2% from the prior year mine operating income, mainly driven by the decrease in revenues. AISC per ounce sold on a year-to-date basis have improved 8.6%, reflecting the impact of underlying savings in operational costs and a weakened Australian dollar. AISC per ounce increased 11% in the most recent quarter due to a significant drop in gold ounces sold, despite lower operating costs and lower capital expenditures.

Cosmo generated cash flow from operations of $6.1 million in 2015 compared to $18.8 million in 2014, as a decrease in total revenue due to a lower gold ounces sold and a lower average realized gold price was only partially offset by reductions in operating costs. Cash flow used in operations in Q4 2015 was $2.5 million, due to the significant production challenges experienced in the quarter. Capital investment during the year was lower both on a quarterly and year to date basis, partly due to impact of the weakened Australian dollar, and also as a result of the greater focus on growth exploration.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	11

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

STAWELL GOLD MINE RESULTS OF OPERATIONS

Operational Results

	Q4 2015	Q4 2014	FY 2015	FY 2014
Capital Development (m)	96	-	470	-
Operating Development (m)	719	658	2,617	2,852
Ore Mined – Underground (t)	155,993	144,991	527,884	560,815
Ore Mined – Head Grade (g/t Au)	2.09	2.72	2.28	2.58
Ore Milled (t)	227,229	232,157	897,506	926,987
Grade (g/t Au)	1.50	1.67	1.56	1.67
Recovery (%)	80.0	77.6	80.8	78.8
Gold Oz Produced	8,762	9,639	36,321	39,230
Gold Oz Sold	8,582	9,532	36,392	39,238

Mine Production and Processing – Stawell produced 36,321 ounces of gold in 2015, exceeding guidance provided earlier in the year of 35,000. This represents a 7.4% decrease compared to 2014, mainly due to lower tonnes mined and lower grade from underground mining sources. This was the result of a shift in the second half of the year to lower grade North Magdala area, and operating development ounces in the Federal Albion resource. Production for the most recent quarter was 8,762 ounces, a 5% increase from Q3 2015 production, however a decrease of 9% compared to production of 9,639 ounces in Q4 2014. The lower production reflects the mining of lower grade North Magdala stocks and non-reserve ore in the upper levels, and some dilution impact in stoping activities in proximity to the South Fault.

Through limited but focused diamond drill programs and maintained development, Stawell has been able to maintain the sustainability of the mine while pursuing additional zones of mineralization to extend the underground mine life, such as the Aurora B target discussed under Growth Projects late in this MD&A. Total development was 8% higher than 2014, and included capitalized development for the first time in two years at Stawell, as it starts to gain visibility into future periods. Development in the most recent quarter included capital development to access the upper levels of the Federal Albion South reserve area, and the completion of the East Flank exploration platform to enable continued underground drilling of the Aurora B discovery. Operating development focused on extending the lower Federal Albion South levels, with stoping from that area expected in early 2016.

Stawell continued its program of campaign milling underground ore from the upper levels of the mine and surface oxide stockpiles, which results in a relatively lower mill head grade. In 2015, the mill processed 897,506 tonnes of ore, which included 370,674 tonnes of oxide and 526,832 tonnes of underground ore. This compares to 358,124 of surface oxide stockpile and 568,862 of underground ore, in 2014. Recovery continued to improve year-over-year to 80.0% due to less graphitic ore contributions within the feed and some benefit realized through a circuit modification splitting out high preg-robbing materials and the re-introduction of concentrate down circuit.

Resource Definition and Exploration – Stawell continues to progress on its 2014 multi-targeted underground drilling exploration program, which focused on the upper levels of the mine between 180m and 705m levels below the surface, including Federal-Albion South, U1, and Mariners, which are located in the middle to upper portion of the Magdala system, a strongly mineralized system where underground mining is currently in progress (which would allow target areas to be readily accessed in the future). As a result, in March 2015 Stawell was able to report its first Mineral Reserve and Resource update since 2012, which included M&I Resources of 243,000 ounces, with an average grade of 1.81 g/t, as discussed in the press release dated March 31, 2015.

Throughout 2015, work has continued in the upper levels of the mine with ongoing resource drilling programs in the U2 and Mid Magdala regions. Surface oxide definition programs were also advanced on the Brummigans property, proximal to a historical open pit operation and close to processing infrastructure. These sustaining programs are in addition to Aurora B exploration drilling on the East Flank of the Magdala Basalt, which is discussed further under Growth Programs. An updated Mineral Reserves and Mineral Resources statement for Stawell is expected to be completed by the end of Q1 2016.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	12

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results

(in thousands, except per share and per ounce amounts)	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue	9,614	11,503	42,734	50,451
Operating costs including royalties	(9,281)	(10,320)	(35,661)	(45,312)
Depletion and depreciation	(731)	(69)	(1,368)	(543)
Mine operating income	(398)	1,113	5,705	4,596
Cash flow (used in) from operations	(1,530)	2,009	4,564	4,095
Capital investment in mine development and property, plant and equipment (1)	269	390	2,605	850
Operating cash costs per ounce sold	1,079	1,080	917	1,151
All-in sustaining cash costs per ounce sold(1) (2)	1,142	1,129	1,063	1,193
Operating costs per tonne milled $AUD(4)	A$57	A$52	A$53	A$54

(1) Excludes Big Hill expenditures which relate to a growth project and are therefore not sustaining expenditures of the existing operation
(2) Excludes corporate general and administrative expenses

Revenue for the 2015 year was 15.2% lower than the previous year, due to the impact of the lower average realized gold and a 7.2% drop in gold ounces sold. Similarly, revenues for the most recent quarter of $9.6 million were down compared to last year, largely attributable to 9% less gold production in Q4 2015 compared to Q4 2014 due to lower grade underground ore.

Stawell continues to operate viably on annual basis based on streamlined operating activities, reduced manpower, and targeted infrastructure expenditures which reflect the smaller scale of the operation. This is reflected in the 21.2% decrease in operating costs from 2014 to 2015, which also reflects the impact of the weakening Australian dollar. Given the short time frame to production most related drilling and development costs were previously expensed as operating costs, however in 2015 a portion of development related to the Federal Albion Reserves were capitalized as they will provide benefit into 2016. The allocation of costs to capital, and the impact of cost reductions and the Australian dollar, resulted in a 20% decrease in operating cash costs per ounce to $917 per ounce. Operating cash costs per ounce in Q4 2015 was flat compared to the prior year, as the impact of lower costs due foreign exchange was offset by lower ounces production due to lower grades.

On a year over year basis, operating costs per tonne milled in Australia dollars was flat at A$53, reflecting Stawell’s efforts to right-size the cost structure to the scale of the operation. The operating costs per tonne milled in the fourth quarter of A$57 reflect higher underground tonnes mined compared to Q4 2014, in addition to lower tonnes milled.

For the year ended December 31, 2015, increased cash flows from operations was a result of lower operating cash during the year offsetting the impact of lower ounces sold and a decreased average realized gold price. Year-to-date capital investment includes capitalized development relating to the Federal Albion area which will provide mining access over multiple periods, as well as equipment maintenance spending to ensure sustainability as near term life of mine operations extend. On an annual basis, all-in sustaining costs per ounce sold decreased mainly due to a lower Australian dollar, the capitalizing of certain development costs in 2015, and general cost reduction initiatives.

Capital investment at Stawell in 2015 includes $0.5 million relating to the advancement of the Big Hill Project, mostly during the early part of 2015 as it submitted a modified project plan to address State ministerial concerns (see below). Otherwise the Company is spending limited capital on the Big Hill Project as it awaits further guidance from government and regulatory agencies about next steps in the permitting process, however it has engaged with a ministerial inquiry which is viewed as being an important element in the determination of the next steps for the project.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	13

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

GROWTH AND BUSINESS DEVELOPMENT

In addition to its sustaining capital programs, Newmarket Gold initiated several new growth and exploration programs with the aim of increasing the Company’s resource base. For the year ended December 31, 2015, a total of $12.0 million was spent on exploration related primarily to growth projects, including $4.8 million spent in the most recent quarter.

During 2015, Newmarket announced gold discoveries at each one of the Company’s three mine operations. These discoveries were made proximal to existing infrastructure where ongoing mining continues to extract ore and include the high-grade visible gold Eagle Fault Zone in the Lower Phoenix at Fosterville; the Sliver Zone in the Eastern Lode at Cosmo; and at Stawell, Aurora B on the Eastern Flank of the Magdala basalt dome. All three discoveries highlight the Company’s disciplined approach to deploying capital on exploration programs designed to target significant resource expansion opportunities. All of the results reported to the end of December 31, 2015 were outside Mineral Resources reported December 2014.

Based on the success of the exploration programs in 2015, the Company will continue to advance several high priority growth projects in 2016. These projects include: next-phase drilling on the Aurora B target at Stawell, drill testing on the up-plunge and down-plunge of the Lower Phoenix at Fosterville, drill testing down plunge on the Sliver Lode at Cosmo, and further drilling on Cosmo Deeps and the Western Lodes.

Growth highlights for the 2015 year of key exploration programs are outlined below. For full growth and exploration programs and drill results details, including key intercepts, please refer to the press releases dated July 22, 2015 and September 21, 2015 (Cosmo and Stawell) and July 27, 2015, September 14, 2015, October 29, 2015 (Fosterville), January 11, 2016 (Fosterville) and January 26, 2016 (Stawell).

Fosterville Gold Mine – In the first half of 2015, resource definition drilling completed at Fosterville resulted in the discovery of the Eagle Fault within the Lower Phoenix system, a new zone of significant visible gold mineralization proximal to current mine infrastructure. The balance of drilling in the second half of 2015 focused on further defining near mine underground gold targets on the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and newly identified Eagle Faults. Results from drilling targeting the Eagle Fault, and other structures, continued to intersect high-grade gold mineralization containing visible gold with mining currently extracting ore from these structures which contributed to record mill grades in 2015. The latest key drill intercepts from Eagle include 161 g/t Au over 7.35 m (ETW 4.94 m) in hole UDH1481 (Including 499 g/t Au over 2.25 m) and 32.02 g/t Au over 6.25m (ETW 6.14m) in hole UDH1416 (Including 355 g/t Au over 0.35m) . Since its discovery, the Eagle Fault has continued to expand, currently measured at 600 m along strike and spans approximately 290 m of vertical height. This is encouraging as Eagle has strong potential to add to Mineral Reserves and Mineral Resources.

In October 2015, Newmarket Gold also confirmed the launch of three new growth exploration programs at Lower Phoenix South (6200mN), and Lower Phoenix North (7950mN), and the development of the Harrier Exploration Drill Drive. The total investment in these projects is $2.6 million and includes approximately 5,860 metres of surface based diamond drilling to test the down plunge and up plunge extensions of Lower Phoenix system on step outs of 200 m and 230 m, respectively, and 224 metres of underground development. The first phase of the Harrier Exploration Drill Drive will provide exploration drill platforms to support 2016 exploration drilling targeting the down-plunge extensions of the Phoenix gold system.

Stawell East Flank Targets (Aurora A and Aurora B): In 2015, exploration focused on the basalt east flank targets known as Aurora A and Aurora B. The Aurora prospect is split into two areas by the South Fault, which has offset the Aurora B target to the South over the

Aurora A target. The Aurora A target was previously known as ‘Wonga Gift’ (Northgate Minerals Press Release, dated November 1, 2010) and has a significant historic drill intercept of 13.7 g/t Au over 5.45 metres (ETW 4.90 metres) from surface diamond hole SD649A. Aurora A, with minimal drilling completed, remains of exploration interest to the Company, but the shallower, more accessible Aurora B area was prioritized for drilling during a target review of Stawell during the second quarter of 2015.

Further works were also progressed with the Aurora B exploration drilling on the East Flank of the Magdala Basalt as per press releases dated September 21, 2015 and January 26, 2016.

As at December 31, 2015, exploration completed at Stawell focused on drilling the newly discovered Aurora B target on the East Flank of the Magdala Basalt approximately 400-500 m below surface. A total of 19 holes over 8,010 m were completed following a three Phased drill program. The latest drill results support the continuation of mineralization along the Magdala East Basalt Flank, particularly within the Hampshire Lode, which remains open to the north and the south and at depth. More than 2.3 million ounces of historical production at Stawell has come from the West Flank of the Magdala Mineralization System with no recorded production from the East Flank where the Aurora B discovery is located. Drilling to date, has outlined a mineralized surface on Aurora B measuring 150 m along strike and 150 m down dip and is open for expansion. Additionally 327 m of underground development was completed at the end of 2015 and will support infill drilling at Aurora B with this East Flank discovery now only 220 m east of mine infrastructure.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	14

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

In 2016, Aurora B remains a high priority target at Stawell. During Q1 2016, Stawell initiated a Phase 4 diamond drill hole program, consisting of 7 holes over 3,000 m, to test the strike extension of the Aurora B target.

Cosmo - Sliver Lode - The Sliver is a mineralized lode located in the Hanging Wall of the F1 Fault, located near existing underground mine development, which to date has already produced a significant number of tonnes of mill feed for Cosmo. It was initially believed that the mineralization in the down plunge extension of the Sliver Zone was terminated by the F1 fault. Recent results show that this is not the case and the zone is still open at depth suggesting the potential to extend the current mine plan into the future. A surface drill program has been initiated to test the extent of mineralization down plunge; results are still pending.

Cosmo – Cosmo Deeps: In the latter half of 2015, a program was completed to test mineralization in the Cosmo Deeps around 200 m down plunge of current base of reported Mineral Resources at Cosmo. The program returned significant results, such as 5.85 g/t Au over 5.70 metres (ETW 4.29 m), located within the 300 Lode, and a previously unidentified lode was intersected with results such as 3.87 g/t Au over 9.3 metres. The drill intercepts from this program are located approximately 500 metres from current workings, and programs in early 2016 will focus on advancing the resource potential of these lodes.

Cosmo – Western Lodes: In 2015, a total of 18 holes were completed on the Western Lode footwall target. Initial results highlighted the potential of mineralization at grades and widths amenable for underground mining and in close proximity to existing mine infrastructure (approximately 160 metres). Follow-up drilling for the Western Lodes Target to test for mineralization extensions and to provide drill information sufficient for resource modelling has been completed and is being reviewed. Drilling of this target is being prioritized in 2016 as it has the potential to add a separate mining front to Cosmo which will assist with future mine planning and scheduling.

Cosmo – Lantern (Inner Dolerite): A structural review of Cosmo in late 2014, identified that the Inner Dolerite Target occurs on both the eastern and western limbs of the Cosmo anticline. In 2015, all three diamond drill holes testing this target intersected mineralization at shallow depths, close to the drilling rig location cuddy, two in the western limb and the third on the eastern limb of the anticline highlighting the potential for this target being repeated on both sides of the deposit anticline. A second phase of drilling to test the extent of this mineralization was initiated and results are pending.

Esmeralda Gold Deposit: In late 2015, drilling commenced on the 100% owned open pit Esmeralda Gold Deposit, located only 7KM southeast of the Union Reefs processing facility. Esmeralda is ranked highly as a near-term growth project with the presence of oxidized Mineral Resources potentially available for open pit mining. The deposit could possibly contribute near-term mill feed to the processing schedule with ore mined from the Cosmo underground. Drilling on the Esmeralda Gold Deposit commenced in Q4 2015 and the drill program consists of approximately 80 RC drill holes for 5,200 metres (m) and 7 diamond holes for 540 m of drilling. The permit process for open mining has commenced in parallel should the program be successful in delineating a near-term resource for the UR Mill.

Maud Creek Gold Deposit: The Company commenced a phased Feasibility Study of the Maud Creek Gold Deposit, located in the Northern Territory. The Maud Creek Gold Deposit has a combined Indicated and Inferred Mineral Resource of approximately 1.2 million ounces. The current resource estimate comprises 7.7 million tonnes at 3.50 g/t Au (871,000 ounces) of Indicated Mineral Resource and 4.2 million tonnes at 2.55 g/t Au (344,000 ounces) of Inferred Mineral Resource. Maud Creek is located 110 kilometres southeast of the Union Reefs processing facility, which provides an opportunity to leverage existing infrastructure in the future. Mining consultancy group, SRK Consulting (Australasia) Pty Ltd., has progressed work on a Preliminary Economic Assessment (“PEA”) which is expected to be released in the first quarter of 2016. Following the successful completion of a PEA, Pre-Feasibility and Feasibility stages may be undertaken throughout 2016 at the Company’s option.

The Modified Big Hill Development Project (“The Big Hill Project”)

Newmarket Gold continues to progress the Big Hill Project at Stawell, an important growth opportunity for the Company and the community of Stawell. The Big Hill Project is the up-dip extension of the Stawell Magdala system, which is currently being mined from underground. On June 6, 2014, the Company released a positive Feasibility Study prepared in accordance with NI 43-101 which defined a reserve for the project and robust project economics. Full details of the Feasibility Study can be found in Technical Report titled "Technical Report - Big Hill Enhanced Development Project At Stawell Gold Mine" on SEDAR and at the Company's website at www.newmarketgoldinc.com.

In March 2014, the Company released of the Environmental Effects Statement (EES) for the Big Hill Project, which was followed by a full Feasibility Study in June 2014. Formal Panel Hearings for the Project with government department representatives concluded in July 2014. On October 30, 2014, the Company received the Ministerial assessment and Panel Report on the Big Hill Project. The Panel provided a number of key recommendations for the Project, and at that time also advised the statutory decision-makers that the Project should not proceed in the current form.

In early 2015, the newly elected Victorian State Government acknowledged the Company's willingness to address the Ministerial issues raised, and advised that key agencies would review an updated submission and provide recommendations on next steps. In May 2015, the Company submitted a draft modified plan to the State government that would include several new initiatives, primarily relating to proximity buffering, additional noise mitigation and further controls for dust mitigation to satisfy the Ministerial key recommendations resulting from the EES review. Such initiatives are generally above best practice standards and have been reviewed by third party independent technical experts. The Company has not received further direction on the Project as of the date of this MD&A, however has engaged in a ministerial inquiry starting in Q4 2015, which the Company views as a necessary step for project direction to be progressed.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	15

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Strategic Investments and Partnerships

JDS Silver Inc. (“JDS Silver”)

In 2014, the Company acquired a minority interest in JDS Silver, a private company that owns the Silvertip project in northern British Columbia. The Silvertip project is an attractive near-production, high grade silver and polymetallic project with a strong resource in a stable mining jurisdiction. Indicated resources are 2.2 million tonnes of silver at 341 g/t, 6.53% lead, and 9.12% zinc. The project includes a developed access decline, full camp facilities, an access road, and JDS Silver also owns a full processing plant.

After obtaining a mine permit from the Ministry of Energy and Mines of the province of British Columbia, JDS Silver completed an equity financing of C$30 million to fund development (in which Newmarket Gold Inc. did not participate). This financing also contemplates a further equity commitment up to a maximum of C$19.47 million for project completion, which can be drawn as required at a value of C$1.20 per share. In conjunction with the equity investment, JDS Silver also entered into terms for a Senior Secured Loan Facility of $25 million, which is being finalized. Management of JDS Silver is currently developing a detailed sources and uses schedule and timeline based on the construction execution plan for the funds generated by the financings discussed.

During the year ended December 31, 2015, the Company recorded a $0.75 million loss on the revaluation of the investment based on the valuation of the equity financings completed in July and November 2015. Subsequent to the completion of the financing, the

Company’s investment represented an 8.95% interest in JDS Silver.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Mine Operating Results

	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue	58,383	69,783	257,988	282,739
Cost of operations
Operating expenses, including royalties	(38,850)	(46,140)	(157,537)	(202,034)
Depletion and depreciation	(10,819)	(10,371)	(39,875)	(39,424)
Total cost of operations	(49,669)	(56,511)	(197,412)	(241,458)
Mine operating income	8,714	13,272	60,576	41,281

Revenue in 2015 was lower than the previous year as the average realized gold price was 9.0% lower, decreasing to $1,156 per ounce from $1,268. Despite the lower revenues, mine operating income for 2015 was $60.6 million, a 47% increase from the previous year due to a 22% reduction in operating costs across the Company from 2014. A portion of this decrease was the result of the 16.7% weakening of the Australian dollar relative to the US dollar, however the remaining portion is indicative of the Company’s efforts to reduce and contain costs and improve productivity in a sustainable way. This combined with an increasing grade and recovery profile from the prior year resulted in record low operating cash costs per ounce of $704, down 22% from 2014. Depreciation and depletion was fairly consistent from 2014 to 2015, as the impact of increased depreciation and depletion from higher carrying values, especially at Fosterville and Stawell, and higher ounces mined at Fosterville, was offset by the impact of foreign exchange.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	16

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Expenses

	Q4 2015	Q4 2014	FY 2015	FY 2014
Impairment charge (reversal)	26,027	(8,359)	26,499	(8,359)
Exploration and evaluation	4,803	567	12,009	2,538
Care and maintenance	(700)	491	(1,949)	1,887
General and administrative	1,713	1,520	5,360	4,710
Transaction costs	337	-	16,990	-
Share-based compensation	629	193	1,680	368
Other losses	681	6,025	3,419	10,166

During the year ended December 31, 2015, the Company recorded an impairment charge of $25.5 million against the carrying value of Cosmo and related plant and equipment, reflecting significant production challenges experienced for most of 2015 and the lower production profile moving forward. The impairment reversal in 2014 related to Fosterville as a result of its higher resource and the increasing Australian dollar gold projections.

Exploration and evaluation expenditure in 2015 of $12.0 million was significantly higher than the prior year, which was limited due to the then-existing cash flow sharing agreement with AuRico Gold Inc. With the termination of that agreement in January 2015 and the subsequent free cash flow generated from its operations, the Company was able to initiate key growth programs.

An overall recovery for care and maintenance was recorded both in the year and quarter ended December 31, 2015, reflecting non-cash adjustments to the rehabilitation liabilities on non-core properties in the Northern Territory based on a detailed rehabilitation activity and cost review, incorporating updated assumptions and detailed activity based cost estimates. Excluding the non-cash adjustments, care and maintenance for 2015 year was $0.4 million. The elevated care and maintenance costs in 2014 relate to a one-time processing of low-grade stockpiles in the Northern Territory for reclamation purposes.

General and administrative expenses of $5.4 million have increased from $4.7 million in the previous year, reflecting revised corporate structure and expanded corporate capacity following the amalgamation of Newmarket Gold and Crocodile Gold, and includes the establishment of the Company’s head office in Vancouver, Canada.

Total transactions costs of $17.0 million were recorded as a result of the Transaction which created Newmarket Gold, of which $13.4 million were non-cash. Refer to the section “Transaction with Crocodile Gold Corp.” below for further details. In Q4 2015, the Company paid a final installment of stamp duty which resulted from the closing of the Transaction.

Share-based compensation in 2015 was $1.7 million, up significantly from the prior year. The increase for both the quarter and year ending December 31, 2015, reflects the impact of the immediate vesting of historical Crocodile Gold options upon the completion of the Transaction, and the recognition of the fair value over the vesting terms of options and performance share units granted in July 2015 and during the fourth quarter of 2015.

Other losses during 2015 included a $3.4 million loss on the revaluation of the Company’s holdings in Primary Gold and JDS Silver. Other losses for the 2014 year were mainly related to the revaluation of the contingent liability related to the cash flow sharing agreement with AuRico Gold Inc., which has since been terminated.

Finance Items and Income Tax

	Q4 2015	Q4 2014	FY 2015	FY 2014
Finance income	(199)	(225)	(969)	(1,029)
Finance costs	982	1,897	4,173	7,968
Deferred tax (recovery) expense	(5,321)	403	(3,848)	3,080

Finance costs for the quarter ended December 31, 2015 relate predominantly to the ongoing accretion of the Debentures. Finance costs in 2014 were higher as they included accretion of the contingent liability relating to the AuRico Gold Inc. net free cash flow sharing arrangement, which was terminated in January 2015.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	17

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

At December 31, 2015, the Company recognized a deferred tax recovery of $3.8 million, compared to a deferred tax expense in 2014. The recovery largely recognizes the increased value of non-capital losses relating to its Victorian assets, as Fosterville continues to achieve record production and cash cost results and the Australian dollar gold price continues to remain strong due to the weakness in the Australian dollar relative to the US dollar. A smaller portion of the deferred tax recovery also relates to Northern Territory royalty tax shields available to reduce any royalty tax payable at Cosmo.

Net (Loss) Income

The Company posted a net loss for 2015 of $2.8 million or $0.02 per share, compared to net income in 2014 of $20.0 million or $0.17 per share. Notably the net loss for 2015 includes the impact of $12.0 million in exploration and evaluation expenditure to target resources expansion. The net loss for 2015 was impacted by a non-cash impairment charge of $26.5 million recorded against the carrying value of Cosmo, related plant and equipment and non-core properties, and $17.0 million in transaction costs. Excluding the impact of the aforementioned items, adjusted net income per share for 2015 was $0.32.

Net loss for Q4 2015 was $20.2 million or $0.15 per share, compared to net income of $10.8 million in Q4 2014, or $0.09 per share. This reflects the impact of $4.8 million of exploration and evaluation spending, as compared to only $0.6 million in 2014. The net loss in the quarter was also impacted by the $25.5 million impairment charge recorded against Cosmo and related plant and equipment. This charge reflects a per share loss of $0.19 per share. Adjusted net income was $0.04 per share when excluding the impact of the impairment charge.

Foreign Exchange

The reporting currency of Newmarket Gold is the US dollar. In the consolidated financial statements, all assets and liabilities are translated into the US dollar at the rate of exchange on the balance sheet date and all revenue and expense items are translated at the average rate of exchange for the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income (loss).

As at December 31, 2015, the Australian dollar was worth $0.7285 (December 31, 2014 – $0.8171) and had an average exchange rate against the US dollar of $0.7201 during Q4 2015 (Q4 2014 – $0.8553) . As at December 30, 2015, the Canadian dollar was worth $0.7225 (December 31, 2014 – $0.8620) and had an average exchange rate against the US dollar of $0.7490 during Q4 2015 (Q4 2014 – $0.8803) . For the year ended December 31, 2015, the Company recorded an unrealized loss on foreign currency translation of $14.1 million compared to $11.0 million during the corresponding period of 2014. The change in the period was the result of a significant depreciation of the Australian dollar during 2015.

LIQUIDITY AND CAPITAL RESOURCES

Newmarket Gold is committed to managing liquidity by achieving positive cash flows from each of its operations to fund capital requirements and development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

Working Capital

	December 31, 2015	December 31, 2014
Cash and cash equivalents	$36,515	$33,775
Gold bullion	-	2,442
Inventories	21,107	20,518
Other current assets	5,121	6,016
Total current assets	$62,743	$62,751
Current liabilities	$(37,568)	$(37,532)
Current portion of contingent payments	-	(8,733)
Current portion of long term debt	(2,894)	(3,887)
Total current liabilities	$(40,462)	$(50,152)
Net working capital	$22,281	$12,599

Newmarket Gold Inc. | Management Discussion and Analysis 2015	18

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

At December 31, 2015, the Company had a positive working capital balance of $22.3 million, which included cash and cash equivalents of $36.5 million. Strong cash flows from operations in 2015 enabled the Company to significantly improve its working capital position from December 31, 2014, and also fund the $16.7 million payment to terminate the AuRico net free cash flow sharing arrangement without incurring additional deb. The Company was also able to initiate significant growth projects amounting to $12.0 million in the past year.

On February 16, 2016, the Company provided notice to the holders of its Debentures that it will redeem the full value of its outstanding Debentures on March 30, 2016, through the issuance of common shares. Afterwards the current portion of the convertible debentures as noted above will be derecognized, further strengthening the Company’s working capital position, and the Company will largely be free of debt. In addition, subsequent to December 31, 2015 the Company received proceeds of C$6.9M on the exercise of outstanding share purchase warrants.

Cash Flow Analysis

Based on record consolidated production and decreasing operating cash costs, The Company generated a record $76.5 million in cash from operating activities in 2015, up 3.2% from $74.2 million in 2014, despite a 9.0% decrease in the realized gold price from the previous year. This also reflects $12.0 million in expenditures on growth programs to drive near-term resource growth, in addition to one-time cash transaction costs of $3.6 million associated with the Transaction. Cash generated from operating activities was $10.6 million in Q4 2015, a 58.1% decline compared to Q4 2014, reflecting reduced gold sales in a lower relative gold price environment, which was only partially offset by the decrease in total operating costs, and $4.8 million of growth expenditure during the quarter.

During 2015, Newmarket Gold invested $42.9 million into mine development, which includes underground development and resource definition, mainly at Fosterville and Cosmo but also a portion at Stawell as it gains more visibility into future periods (all development being previously expensed). The Company also spent a further $12.3 million on property, plant and equipment, which included a primary ventilation upgrade, a new tailings facility, and a strategic land acquisition at Fosterville. In the most recent quarter, the Company invested $8.8 million in mine development, including $5.8 million at Fosterville and $2.8 million at Cosmo. In addition the Company invested $2.1 million into plant and equipment. Overall capital expenditures were consistent year over year, with the decrease reflective of the weaker Australian dollar.

Investing activities in 2015 also critically reflect the one-time payment of $16.7 million (C$20.0 million) to terminate the net free cash flow sharing arrangement between the Company and AuRico Gold Inc, allowing the Company to benefit fully from free cash flow generated from its Victorian operations.

Financing activities in 2015 related mainly to the ongoing payment of interest on the convertible debentures and the repayment of capital lease obligations. The Company also effected a share purchase of $15.8 million Crocodile Gold shares as part of the Transaction, which was funded from a C$25 million subscription receipts financing completed as a condition to the Transaction.

Debt Obligations

A summary of the Company’s debt obligation is as follows:

(in thousands of dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
Capital leasing obligations*	$1,370	$987	$383	$-	$-
Convertible unsecured debentures**	-	-	-	-	-
Operating leases	1,549	286	678	585	-
	$2,919	$1,273	$1,061	$585	$-

*	Capital lease obligation payments are inclusive of related interest payments.

**

As noted under Corporate Developments on page 1, the Company has provided notice to the holders of the Debentures that it intends to redeem the then outstanding Debentures in full on March 30, 2016, through the issuance of common shares. Refer to the Debenture section below for further details.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	19

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

OUTSTANDING SHARE INFORMATION

The Company’s share capital was comprised of the following as at December 31, 2015:

	December 31, 2015	December 31, 2014
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	135,945,603	116,860,295
Issued: Common share purchase warrants	16,661,749	15,689,589

As at the date of this MD&A, the fully paid common shares outstanding of Newmarket Gold was 150,087,414. Subsequent to December 31, 2015, 9,467,387 common shares were issued on the conversion of Debentures, 4,250,764 common shares were issued on the conversion of warrants, and 423,660 common shares were issued on the exercise of stock options.

On July 10, 2015, the Company completed the Transaction between Newmarket Gold Inc. and Crocodile Gold, whereby each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share, and each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold share of 0.2456 common shares of Newmarket Gold, or C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a C$25 million subscription receipt financing (see below) completed by Newmarket prior to the completion of the Transaction. On closing of the Transaction, Newmarket Gold had 134,220,992 common shares issued and outstanding; a reconciliation of the common share capital of the Company is included below under “Transaction with Crocodile Gold Corp.”

All issued and outstanding shares and other equity instruments presented in this MD&A are shown with the share ratios applied to reflect the completion of the Transaction.

Warrants

Of the total share purchase warrants outstanding at December 31, 2015, 4,250,769 were issued in February 2014 as part of a private placement and carried an exercise price of C$1.63. All related outstanding warrants were exercised subsequent to December 31, 2015, prior to the expiry date of February 27, 2016. A further 11,438,820 share purchase warrants were issued in March 2011 at an exercise price of C$9.16 and expire on March 24, 2016. A final 972,160 warrants have an exercise price of C$1.25 and expire on January 10, 2017.

Subscription Receipt Financing

Immediately prior to the closing of Transaction, the proceeds of Newmarket’s previously completed C$25 million subscription receipt financing were released from escrow and the underlying Newmarket common shares were issued. As noted above, C$20 million ($15.8 million) of the proceeds were used to fund the cash consideration available for Crocodile Gold shareholders. As part of the placement, the underwriters received 992,000 broker warrants, each entitling the holder to acquire one Newmarket Gold common share for a period of 18 months following the closing of the Arrangement at a price of C$1.25.

Share Based Compensation

During the year ended December 31, 2014, 201,392 shares were allocated for issuance from the Company’s share compensation plan to directors, officers, and employees of the Company, of which a total of 166,087 of these shares were issued in 2015 and the remaining 35,305 were forfeited. As at December 31, 2015, there are no further shares to be issued under this compensation plan.

As at December 31, 2015 the Company has a total of 11,041,192 options outstanding with a weighted average exercise price of C$1.36 and expiration dates ranging from June 2016 to December 2020. Included in these options are 580,000 Newmarket stock options assumed by the Company in connection with the Arrangement. Also included in the total options outstanding are 7,358,000 stock options granted immediately following the closing of the Arrangement, which have an exercise price of C$1.50 and expire in December 2020.

During 2015, the Company granted a total of 4,418,000 performance share units to directors, employees, and consultants. During the year ended December 31, 2015, 406,000 performance share units were forfeited, thereby leaving a balance of 4,012,000 performance share units outstanding as at December 31, 2015. The performance share units granted have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Company’s shares: (i) as to one-third when the price of the Company’s shares is C$2.25 or greater; (ii) as to one-third when the price of the Company’s shares is C$3.00 or greater; and (iii) as to one-third when the price of the Company’s shares is C$3.75 or greater.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	20

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

The Company also has outstanding a total of 318,052 phantom share units (PSUs) to certain Australian-based employees, which entitles the holder to a cash payment on exercise based on the market value of the Company’s stock on the date of exercise less the strike price of the PSU.

Convertible Unsecured Debentures

On February 16, 2016, the Company provided notice to the holders of the outstanding Debenture that on March 30, 2016 it intends to redeem in full all of its then outstanding Debentures by issuing common shares in the Company. The Company previously issued C$34,500,000 of 8% Debentures on April 5, 2013. The Debentures mature on April 30, 2018, with interest of C$1.38 million payable semi-annually on April 30 and October 31, unless converted or redeemed earlier. As of March 3, 2016, C$24.9 million of Debentures continued to be outstanding.

The Debentures are redeemable by the Company provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 150% of the conversion price; this occurred on February 11, 2016. In accordance with the terms of the Debentures, the number of common shares delivered will be determined by dividing the redemption price by 95% of the then current market price of the common shares on the redemption date (defined as the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the redemption date). Debenture holders will continue to have the right until March 29, 2016, to elect to convert their debentures into common shares at the conversion price. All accrued and unpaid interest up to, but excluding, the redemption date or the conversion date, as applicable, will be settled in cash.

Subsequent to December 31, 2015 and up to the date of this MD&A, C$9.6 million dof the Debentures were converted into 9.5 million common shares of the Company. In May 2015, C$9 thousand of the convertible debentures was converted into 8,842 common shares of the Company.

TRANSACTION WITH CROCODILE GOLD CORP.

On July 10, 2015, the Company completed the previously announced Arrangement involving Newmarket and Crocodile Gold, pursuant to which Newmarket and Crocodile Gold combined to create a new gold industry consolidator positioned to acquire high quality gold assets in the world’s most desirable mining jurisdictions. Under the terms of the Transaction, each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share. Each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold share of 0.2456 common shares of Newmarket Gold, or C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a C$25 million subscription receipt financing completed by Newmarket prior to the completion of the Transaction.

Upon closing of the Arrangement, Newmarket Gold had 134,220,992 common shares issued and outstanding, with the breakdown comprised of the following on an undiluted basis:

	Crocodile Gold	Newmarket	Newmarket Gold
	Shareholders	Shareholders	Shareholders
Common shares outstanding as at July 10, 2015	477,111,983	51,590,374
Crocodile Gold shares tendered for cash	(54,054,054)	-
Net common shares for conversion	423,057,929	51,590,374
Exchange ratio	0.2456	0.2000
Newmarket Gold common shares	103,902,917	10,318,075	114,220,992
Subscription receipt financing	-	20,000,000	20,000,000
Newmarket Gold common shares upon closing	103,902,917	30,318,075	134,220,992

The cash consideration was funded a subscription receipts financing for gross proceeds of C$25 million completed by Newmarket as a condition to the Transaction. The remaining proceeds were available for working capital purposes. As part of the financing, 992,000 broker warrants were issued entitling the holder to acquire one Newmarket Gold common share at an exercise price of C$1.25 with an expiration date of January 10, 2017.

On the date of closing the Arrangement, the Crocodile Gold share purchase warrants, options, and phantom share units then outstanding became exercisable for 0.2456 Newmarket Gold common shares, reflecting the number of Newmarket Gold common shares a holder would have received if they were the holder of that number of Crocodile Gold common shares at the time of the

Transaction. Crocodile Gold’s Debentures are now convertible into Newmarket Gold common shares with each C$1,000 principal being convertible into approximately 982.4 Newmarket Gold common shares, being 4,000 Crocodile Gold common shares multiplied by the exchange ratio of 0.2456. Each Debenture is convertible at the holder’s option into Newmarket Gold common shares at any time prior to redemption at a conversion price of C$1.02 (equivalent to a pre-Arrangement conversion price of C$0.25) .

Newmarket Gold Inc. | Management Discussion and Analysis 2015	21

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

In addition, the Company assumed the outstanding stock options and warrants of Newmarket, which are exercisable for 0.2 Newmarket Gold common shares. On July 10, 2015, Newmarket had 2,900,000 stock options outstanding that are exercisable for 580,000 Newmarket Gold common shares at a weighted average exercise price of C$1.25 and 23,333,334 warrants that are exercisable for 4,666,666 Newmarket Gold common shares at a price of C$1.50. On October 4, 2015, these 4,666,666 warrants expired unexercised.

For accounting purposes, the Transaction constitutes an asset acquisition by Crocodile Gold, as Newmarket did not meet the definition of a business as defined in IFRS 3 Business Combinations. As such, effective as at the date of closing, Newmarket’s net assets were consolidated based on their fair value. The fair value assigned to the identified assets and liabilities are presented in the summary chart below (in thousands).

Purchase price
Common shares issued	$29,890
Legal, regulatory, due diligence costs and other cash costs	3,593
Options and warrants assumed on Arrangement	683
$34,166

Net assets acquired and allocation
Assets
Cash	$3,738
Restricted cash	15,774
Receivables and prepaid expenses	240
Mine properties	566

Liabilities
Accounts payable and accrued liabilities	(3,142)
Net assets	17,176
Transaction cost expense	16,990
$34,166

Transaction costs of $17.0 million (of which $13.4 million are non-cash costs) associated with the acquisition were expensed in the consolidated statement of operations for the year ended December 31, 2015.

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange, and interest rates. The

Company’s Board of Directors has overall responsibility for risk management oversight. Currently, the Company has not entered into any options, forward, and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not currently used to reduce these financial risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low. The Company’s cash and restricted cash are held with large, reputable Canadian and Australian financial institutions. Management believes that the credit risk with respect to these financial instruments is low and that the Company has no significant concentration of credit risk arising from operations.

Liquidity Risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations related to the credit facility and derivative liability that are outstanding past their due dates.

The Company undergoes an in-depth budgeting process each year which is supplemented by a continuous detailed cash forecasting process. Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. These would include the realized price of the actual gold produced from the Company’s operating mines, and the costs of development and operation of these mines. The Company is committed to managing liquidity by achieving positive cash flows from each of its operations to fund capital requirements and development projects.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	22

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Market Risk

Foreign Currency Risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in US dollars and the functional currency of the Company’s operations is the Australian dollar. A 10% change in the average value of the Australian dollar against the US dollar with all other variables held constant would have changed the net income by $4,000, or $0.03 per share, during the year ended December 31, 2015.

The Company’s cash and cash equivalents were held in the following currencies as at December 31, 2015:

US dollars	$3,350
Australian dollars	$14,014
Canadian dollars	$19,151

The Company’s restricted cash is held in Australian dollars.

Interest Rate Risk

The Company’s exposure to risks of changes in market interest rates relates primarily to its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments. The income earned on these bank accounts is subject to the movement in interest rates. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $539.

OFF-BALANCE SHEET ITEMS

As at December 31, 2015, the Company did not have any off-balance sheet items.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	23

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

SELECT ANNUAL INFORMATION

	2015	2014	2013
Revenues	257,988	282,739	300,825
Mine operating income	60,576	41,281	5,068
Net (loss) income	(2,331)	19,952	(92,766)
Net (loss) income per share	(0.02)	0.17	(0.93)
Total assets	215,560	256,130	234,842
Long-term liabilities	49,419	82,197	83,480

QUARTERLY INFORMATION

(in thousands, except ounces and per share	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
amounts)
Gold produced (oz)	53,179	53,817	55,998	59,676	58,796	55,909	54,024	53,583
Gold sold (oz)	52,290	54,521	55,154	61,293	58,070	56,486	53,612	54,735
Average realized gold price ($/oz)	1,117	1,109	1,196	1,185	1,202	1,298	1,291	1,280
Operating cash costs per ounce sold ($/oz)	$742	715	681	683	793	898	965	971
AISC per ounce sold ($/oz)	$995	1,011	1,037	983	1,098	1,233	1,316	1,307
Revenue	58,383	60,664	66,044	72,897	69,783	73,337	69,232	70,388
Mine operating income	8,714	12,582	19,518	19,762	12,272	12,583	8,128	7,298
Net (loss) income	(20,238)	(10,325)	12,072	15,703	10,759	8,583	3,934	(3,326)
Net (loss) income per share (basic and diluted)	(0.15)	(0.08)	0.10	0.13	0.09	0.07	0.03	(0.03)
Cash flow from operations	10,594	11,345	27,071	27,486	25,281	18,232	18,184	12,459
Total assets	215,560	229,823	240,632	224,611	256,130	249,809	264,450	256,599
Non-current liabilities	49,419	51,495	55,055	57,188	82,197	86,192	92,957	90,307

The Company achieved its tenth consecutive quarter of gold production above 53,000 ounces with gold production of 53,179 ounces in Q4 2015 on strong consolidated grade and recovery. Gold sold in the fourth quarter was lower compared to Q3 2015 due to lower than expected production from Cosmo. Revenue decreased in the current quarter due to the decrease in the average realized price of gold and lower gold sold compared to Q3 2015. Mine operating income decreased in the quarter relative to Q3, Q2 and Q1 2015, as lower operating costs were more than offset by reduced revenues. Operating and AISC cash costs continue to decrease relative to historical trends, due to improving grade and recovery profiles, cost reduction initiatives, and the weakening Australian dollar.

On a consolidated basis, Q4 2015 net income was impacted by a non-cash impairment charge of $26.0 million mostly related to the impairment on the carrying value of the Cosmo Gold Mine and additional transaction costs of $0.3 million, resulting in a net loss of $20.2 million or $0.15 per share, compared to net income of $10.8 million or $0.09 per share in the corresponding quarter of 2014. Net income for the most recent quarter also included $4.8 million in exploration expenses as the Company has been able to invest its increasing capital into near-term growth exploration projects.

Arrangement transaction costs of $15.1 million and growth exploration expense of $3.8 million impacted net income resulting in a third quarter net loss of $10.3 million compared to net income of $8.6 million in Q3 2014. Net income in Q2 2015 was impacted by the reclassification of a $1.7 million impairment loss on an investment from accumulated other comprehensive loss due to the prolonged nature of the decline in the quoted market price of Primary Gold. Net income in Q1 2014 included a loss on the revaluation of the contingent liability as a result of the change in the expected timing of the cash flows resulting from the dispute resolution with AuRico.

The recognition of an $8.4 million impairment reversal on Fosterville and a loss of $6.0 million recognized on the change in value of the contingent liability impacted net income in Q4 2014. The Company recorded an increase in net income in Q3 2014 from the prior quarter as a result of the increase in revenue over the same period. Net income was improved in Q2 2014 compared to the previous quarter, which included a loss on the revaluation of the contingent liability as a result of the change in the expected timing of the cash flows resulting from the dispute resolution with AuRico. Net income in the first quarter of 2014 improved from the significant net loss in Q4 2013, which was impacted by an impairment charge of $25.5 million.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	24

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

The decrease in total assets was largely the result of the weakness in the Australian dollar, which dropped to $0.7285 as at December 31, 2015 from a rate of $0.8171 as at December 31, 2014, a decrease of 11% over that time. In Q4 2015, following an assessment of the recoverable amount of the Cosmo Gold Mine and certain of its related assets, the Company concluded an impairment totalling $25.5 million was appropriate. The increase in total assets in Q2 2015, compared to the prior quarter, was due to an increase in cash from the strength of the operational cash flow generated in the quarter and the continued investment in mine development. In Q1 2015, mineral properties were reduced by $12.6 million as the value attributed to the royalties granted to AuRico during the quarter as part of the consideration for the termination of the net free cash flow sharing arrangement.

Non-current liabilities decreased significantly in Q1 2015 as a result of the termination of the net free cash flow sharing arrangement with AuRico in January 2015. Other changes in non-current liabilities over the past eight quarters relate primarily to the revaluation of the contingent liability with AuRico (now terminated), ongoing accretion of the convertible unsecured debentures, and the impact of the strengthening US dollar on the translation of underlying Australian and Canadian dollar denominated liabilities.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	25

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

Newmarket Gold has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

The operating cash costs per ounce and all-in sustaining costs per ounce are reconciled to the condensed interim consolidated statement of operations as follows:

(in thousands, except ounces and per ounce amounts shown)	Q4 2015	Q4 2014	FY 2015	FY 2014

Operating expense per the condensed interim consolidated statement of operations, including royalties	38,849	46,140	157,537	202,034
By-product silver sales credit	(60)	(85)	(308)	(358)
Operating cash costs ($)	38,789	46,055	157,229	201,676
Sustaining mine development (1)	8,722	13,458	42,413	56,374
Sustaining capital expenditures, including capital lease payments	2,280	2,313	13,599	10,844
General and administration costs	1,712	1,519	5,360	4,710
Rehabilitation – accretion and amortization (operating sites)	469	312	1,297	1,255
Mine exploration	63	109	456	664
All-in sustaining cash costs ($)	52,035	63,766	220,353	275,523
Gold ounces sold	52,291	58,070	223,261	222,903
Operating cash costs per ounce sold ($ / ounce)	742	793	704	905
All-in sustaining cash costs per ounce sold ($ / ounce)	995	1,098	987	1,236

Newmarket Gold Inc. | Management Discussion and Analysis 2015	26

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

(1) Sustaining mine development are defined as those expenditures which do not increase annual gold production at a mine operation and exclude expenditures for growth projects and mine development to commercial production. Total sustaining capital is calculated as follows:

(in thousands)	Q4 2015	Q4 2014	FY 2015	FY 2014
Expenditure on mine development per the statement of cash flows	8,814	13,587	42,935	59,438
Less: Big Hill Project development costs	(92)	(129)	(522)	(3,064)
	8,722	13,458	42,413	56,374

Operating Cost per Tonne Milled (AUD$) – Newmarket Gold calculates operating costs per tonne milled by using operating expenses per the segmented disclosure note in the consolidated financial statements, dividing by the applicable USD/AUD foreign exchange rate, then then dividing by the tonnes milled during the applicable period by the relevant mine operation. Operating expenses include mine site operating costs such as mining, processing and administration, however excludes royalties, depletion and depreciation, and rehabilitation costs.

The operating cost per tonne milled in Australian dollars (A$) are reconciled to the consolidated statement of operations as follows, with all amounts except per tonne milled figures shown in thousands of dollars:

Fosterville Gold Mine	Q4 2015	Q4 2014	FY 2015	FY 2014
Operating expense per the segmented disclosure note (US$)	15,014	17,890	61,103	76,267
Average foreign exchange rate for period shown	0.7201	0.8553	0.7512	0.9018
Operating expense in (A$)	A$20,850	A$20,917	A$81,341	A$84,572
Ore Milled (t)	179,450	190,823	703,787	814,837
Operating cost per tonne milled (A$)	A$116	A$110	A$116	A$104

Cosmo Gold Mine	Q4 2015	Q4 2014	FY 2015	FY 2014
Operating expense per the segmented disclosure note (US$)	13,847	17,897	57,904	80,330
Average foreign exchange rate for period shown	0.7201	0.8553	0.7512	0.9018
Operating expense in (A$)	A$19,229	A$20,925	A$77,082	A$89,077
Ore Milled (t)	180,261	225,601	725,002	868,399
Operating cost per tonne milled (A$)	A$107	A$93	A$106	A$103

Stawell Gold Mine	Q4 2015	Q4 2014	FY 2015	FY 2014
Operating expense per the segmented disclosure note (US$)	9,270	10,302	35,606	45,244
Average foreign exchange rate for period shown	0.7201	0.8553	0.7512	0.9018
Operating expense in (A$)	A$12,873	A$12,045	A$47,399	A$50,171
Ore Milled (t)	227,229	232,157	897,506	926,987
Operating cost per tonne milled (A$)	A$57	A$52	A$53	A$54

Newmarket Gold Inc. | Management Discussion and Analysis 2015	27

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carries a two year term with an option for a 12 month extension, which was exercised in June 2015. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in the Northern Territory for a 12 month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at December 31, 2015, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine through to December 31, 2016 and Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at December 31, 2015, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at December 31, 2015, the Company had provided performance guarantees totaling $17,723 to the Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. The guarantees are secured by cash deposits held with a major Australian bank and are included in restricted cash.

(c)	Management contracts

As at December 31, 2015, minimum commitments upon termination of the existing contracts were approximately $1,695 and minimum commitments due within one year under the terms of these contracts are $1,516. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1,672 to be made upon the occurrence of a change of control.

(d)	Contingent contractual royalty obligations

As at December 31, 2015, the Company has the following contingent contractual obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.)
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.)
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.
•	0.5% net smelter return royalty on mineral resources produced from Point Leamington, Newfoundland.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.40 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at December 31, 2015, approximately 993,229 ounces of gold had been treated in the plant.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	28

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

RELATED PARTY TRANSACTIONS

(a)	Compensation of key management of the Company

The remuneration of directors and key executives is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and key management personnel were as follows during the year ended:

	December 31, 2015	December 31, 2014
Short-term compensation and benefits	$1,900	$1,005
Share-based payments	1,401	352
Termination payments	$-	$9

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative in the consolidated statement of operations.

(b)	In connection with the closing of the Arrangement, continuation bonuses of C$0.7 million were paid to key management of the Company during the year ended December 31, 2015.Investment in JDS Silver

Prior to the equity financings completed in July and November 2015 (discussed in Note 18), JDS Silver was controlled by the Company’s former majority shareholder, Luxor. Following the closing of these 2015 financings, Luxor no longer owns a controlling interest in JDS Silver.

(c)	Other related party disclosures

The Company’s former majority shareholder Luxor subscribed for an aggregate of 4.7 million units for C$5 million as part of the February 27, 2014 private placement.

The Company retains an option to repurchase a 0.5% net smelter return royalty over the Point Leamington Project from Calibre Mining Corp. (“Calibre”), a company with directors in common with Newmarket Gold.

RISK FACTORS

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Newmarket Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineable reserves; the replacement of depleted reserves; and health, safety and environmental risks.

The Company’s ability to generate positive cash flow to generate returns and fund capital requirements and future growth and development is primarily dependent on the price of gold and its ability to meet its production estimates at expected costs. The gold price is impacted by numerous macroeconomic factors outside of the Company’s control, including but in no way limited to: global and regional political and economic conditions, supply and demand factors, inflation or deflation expectations, interest rate expectations, and central bank decisions. A sustained decrease in the price of gold would impact the Company’s profitability, may result in mineral property write-downs and could eventually result in liquidity difficulties. Furthermore, actual production results may vary from Company estimates due to various factors, including but not limited to: mine dilution, lower than expected grades, recovery issues, stope failures, power outages, weather related matters, or equipment and/or supply shortages. Lower than expected production could impact the Company’s ability to generate cash flows to cover the cost of operations and fund sustainable capital expenditures. The Company mitigates the above risks by diligently tracking the gold price and production performance compared to forecast and budget and re-forecasting production plans accordingly so that required financial decisions can be made in a timely manner.

Readers are encouraged to read a full outline and description of the risk factors described in the Company’s Annual Information Form for the year ended December 31, 2015 filed on SEDAR under the profile Newmarket Gold Inc. on or before March 31, 2016.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	29

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company’s significant accounting policies are described in Note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgments, please refer to the Company’s consolidated financial statements for the year ended December 31, 2015, which are available on the Company’s website and on SEDAR.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Recently issued but not adopted accounting guidance includes IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, and IFRS 15 Revenue From Contracts With Customers, IFRS 16 Leases, and amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangibles.

•

IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently reviewing the amendments to this standard and does not expect the adoption of IAS 1 will have any material impact on the consolidated financial statements.

•

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

•

IFRS 15 Revenue From Contracts With Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Earlier adoption is permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

•

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	30

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Newmarket Gold’s management, including the CEO and CFO, have as at December 31, 2015 designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Newmarket Gold’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management used the Internal Control—

Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the year ended December 31, 2015. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at December 31, 2015 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Newmarket Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Newmarket Gold Inc. | Management Discussion and Analysis 2015	31

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENTS

This Management Discussion and Analysis (“MD&A”) contains forward-looking information and forward-looking statements about Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) under Canadian securities legislation. Except for statements of historical fact relating to Newmarket Gold and its predecessor companies (including Crocodile Gold Corp.), forward-looking information includes, but is not limited to, information with respect to the Company’s expected production from, and the further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral resources and mineral reserves; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such statements are made. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral resource and reserve mineral estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: price volatility of the

Company’s securities, limited lives of mines, the price of gold and base metals, the need for additional capital, land title issues, exploration development and operating risks, accuracy of production estimates, accuracy of cost estimates, unexpected events and delays during construction, expansion and start-up, failure of plant, equipment or processes to operate as anticipated, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, insurance and uninsured risks, competition, currency fluctuations, adequacy of financial resources, limited historical production revenues, dependence on outside parties, dependence on key personnel, conflicts of interest, accidents, labour disputes and other risks of the mining industry. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NOTE TO US INVESTORS

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents of this MD&A have been reviewed and approved by Mark Edwards, MAusIMM (CP), MAIG, General Manager

Exploration, a “qualified person” as such term is defined in National Instrument 43-101 (“NI 43-101”).

Newmarket Gold Inc. | Management Discussion and Analysis 2015	32